                                             FILED PURSUANT TO RULE 424(b)(3)
                                             REGISTRATION NO. 333-29421


                            PROSPECTUS SUPPLEMENT
                     (To Prospectus Dated June 20, 1997)

                               1,450,000 SHARES

                            MICHAELS STORES, INC.

                                 Common Stock

    This Prospectus Supplement supplements the Prospectus dated June 20, 1997 (the "Prospectus") of Michaels Stores, Inc. (the "Company") relating to (i) the offer and sale by the Company of up to 940,000 shares (the "Primary Shares") of the Company's common stock, par value $0.10 per share (the "Common Stock"), 740,000 of which are issuable by the Company upon exercise of options (the "1994 Options") to be granted from time to time to eligible persons pursuant to the provisions of the Michaels Stores, Inc. Amended and Restated 1994 Non-Statutory Stock Option Plan (the "Plan"), and the remaining 200,000 of which are issuable by the Company upon the exercise of options (the "Rouleau Options") granted to
R. Michael Rouleau ("Rouleau") pursuant to the provisions of the Michaels Stores, Inc. Stock Option Agreement, dated June 6, 1997 (the "Agreement"), between the Company and Rouleau (the 1994 Options and the Rouleau Options are referred to herein as the "Options"), and the subsequent offer and resale of such Shares from time to time by certain of such persons or permitted transferees (collectively, the "Selling Stockholders"), (ii) to such indeterminate number of additional shares of Common Stock as may become subject to awards under the Plan and the Agreement as a result of the antidilution provisions contained therein, and (iii) the offer and sale by the Selling Stockholders listed herein of up to 510,000 additional shares (together with the Primary Shares, the "Shares"), acquired or to be acquired by such Selling Stockholders upon the exercise of other options granted pursuant to the Plan or the Agreement, which may be offered and sold from time to time by such Selling Stockholders.

    This Prospectus Supplement restates in its entirety the information set forth under the caption "Selling Stockholders" in the Prospectus.


                                   ________


                  THE DATE OF THIS PROSPECTUS IS OCTOBER 10, 1997.

                             SELLING STOCKHOLDERS

    This Prospectus covers the purchase from the Company of an aggregate of up to 940,000 Primary Shares plus such indeterminate number of additional shares of Common Stock as may become subject to awards under the Plan and the Agreement as a result of the antidilution provisions contained therein, by the holders of Options upon the exercise thereof in accordance with their terms and the subsequent offer and resale of Shares previously acquired or to be acquired by certain holders of Options upon the exercise thereof.

    Pursuant to the provisions of the Plan, the Board of Directors of the Company (the "Board") and/or the 1994 Non-Statutory Plan Committee of the Board (the "1994 Non-Statutory Plan Committee") will, among other things, determine from time to time (i) the individuals, from among the full-time employees and key advisors, including directors, of the Company and its subsidiaries, to whom 1994 Options will be granted, (ii) the number of shares of Common Stock to be covered by each 1994 Option (provided the maximum aggregate number of shares of Common Stock with respect to which 1994 Options may be granted to any participant under the Plan may not exceed 50% of the total number of shares of Common Stock that may be issued from time to time under the Plan), and (iii) the purchase price of Common Stock subject to each 1994 Option, which may not be less than the fair market value of the Common Stock on the date of grant.
Unless sooner terminated by action of the Board, the Plan terminates on December 31, 2014, and no 1994 Options may be granted pursuant to the Plan after such date.

    Pursuant to the Agreement, the Company granted the Rouleau Options to Rouleau. The Rouleau Options and all rights incident thereto terminate on April 1, 2000.

    The following table sets forth certain information as of October 8, 1997, with respect to Selling Stockholders who currently hold Options to purchase Shares, including any positions, offices or other material relationships of certain Selling Stockholders with the Company. The Company is unaware of whether the Selling Stockholders listed below presently intend to sell the Shares they may acquire upon exercise of Options. The Company in the future may grant additional Options to the persons listed below and to persons other than those listed below whose subsequent sale of Shares will be covered by this Prospectus, which, in such case, will be supplemented.





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
                                          Common Stock             Number of          Common Stock
                                         Ownership Prior           Shares of         Ownership After
                                        to Offering (1)(2)        Common Stock         Offering (2)
                                     ------------------------    --------------    --------------------
          Name and Position            Number      Percentage    Offered Hereby    Number    Percentage
---------------------------------    -----------   ----------    --------------    -------   ----------

Yurta Faf Limited (3)                    100,000        *            100,000              0         *

Soulieana Limited (4)                     50,000        *             50,000              0         *

Dortmund Limited (5)                      30,000        *             30,000              0         *

Sam Wyly (6)
  Chairman of the Board of Directors   3,031,905      10.2%          633,333      2,398,572        8.2%

Charles J. Wyly, Jr. (7)
  Vice Chairman of the Board
   of Directors                        2,067,607       7.1%           18,080      2,049,527        7.0%

R. Michael Rouleau (9)
  President and Chief Executive
   Officer                               616,946       2.1%          288,587        328,359        1.1%

 *  Less than 1% of class.

(1) Based on ownership as of October 8, 1997. Persons holding shares of Common Stock pursuant to the Michaels Stores, Inc. Employees 401(k) Plan (the "401(k) Plan") generally have sole voting power, and investment power with respect to such shares.

(2) Based on 28,638,703 shares of Common Stock issued and outstanding as of October 8, 1997.

(3) Includes 100,000 Shares to be acquired upon exercise of 1994 Options granted under the Plan, all of which are presently exercisable.

(4) Includes 50,000 Shares to be acquired upon exercise of 1994 Options granted under the Plan, all of which are presently exercisable.

(5) Includes 30,000 Shares to be acquired upon exercise of 1994 Options granted under the Plan, all of which are presently exercisable.

(6) Includes 633,333 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable and 566,667 shares to be acquired upon exercise of options under other stock option plans of the Company. Also includes 1,074,536 shares of Common Stock held of record by Tallulah, Ltd., a limited partnership of which Mr. Wyly is a general partner; 541,533 shares of Common Stock held of record by family trusts of which Mr. Wyly is trustee; and 200,000 shares of Common Stock held of record by Maverick Entrepreneurs Fund, Ltd. ("Maverick"), a limited partnership of which Mr. Wyly is a general partner.

(7) Includes 18,080 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable and 581,920 Shares to be acquired upon exercise of Options under other stock option plans of the Company. Also includes 500,000 shares of Common Stock held of record by Brush Creek, Ltd., a limited partnership of which Mr. Wyly is a general partner; 767,607 shares of Common Stock held of record by family trusts of which Mr. Wyly is trustee; and 200,000 shares held of record by Maverick, of which Mr. Wyly is also a general partner.

(8) Includes 200,000 Shares to be acquired upon exercise of Options granted under the Agreement, 100,000 of which vest on each of April 2, 1998 and 1999 and 88,587 Shares to be acquired upon exercise of Options granted under the Plan, 29,529 of which are presently exercisable, and 29,529 of which become exercisable on each of July 25, 1998 and 1999. Also includes 311,413 shares to be acquired upon exercise of Options under other stock option plans of the Company and 1,946 shares of Common Stock held pursuant to the 401(k) Plan.


















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